SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 February 2019 re: Director Declaration

20 February 2019

LLOYDS BANKING GROUP: CHANGE TO MEMBERSHIP OF BOARD COMMITTEES

The Group is pleased to announce that Nicholas Prettejohn, an independent Non-Executive Director and Chairman of the Group's subsidiary, Scottish Widows, has been appointed to the Group's Nomination and Governance Committee; and Amanda Mackenzie, also an independent Non-Executive Director, has been appointed as a member of the Remuneration Committee, both with effect from 1 March 2019.

Commenting on these appointments, Lord Blackwell, Chairman, said: "Nick is a highly valued member of the Board who will contribute extensive governance experience to the Nomination and Governance Committee. Amanda has already brought tremendous insights and perspectives to our Responsible Business Committee and Risk Committee, and will be a great addition to the Remuneration Committee. I am delighted that both of them have agreed to take on these important additional roles."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2019